UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2 to
SCHEDULE 13E-3
(Rule 13e-100)

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

Pulse Electronics Corporation
Name of Subject Company (issuer)

Pulse Electronics Corporation
OCM PE Holdings, L.P.
OCM PE Merger Sub, Inc.
(Names of Filing Persons)

Common Stock, Par Value $0.125 Per Share
(Title of Class of Securities)

74586W 205
(CUSIP Number of Class of Securities)

Kenneth M. Schneider, Esq. Paul, Weiss, Rifkind, Wharton & Garrison, LLP 1285 Avenue of the Americas New York, New York 10019-6064 Phone: 212-373-3000 Fax: 212-757-3990	Victor H. Boyajian, Esq. Ira L. Kotel, Esq. Dentons US LLP 1221 Avenue of the Americas New York, New York 10020-1089 Phone: 212-768-5349 Fax: 212-768-6800	Craig M. Garner, Esq. Latham & Watkins LLP 12670 High Bluff Drive San Diego, California 92130 Phone: 858-523-5400 Fax: 858-523-5450

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$26,040,676.50	$3,025.93
*	Estimated for purposes of calculating the filing fee only. This amount includes (a) the acquisition of 11,333,333 shares of common stock, par value $0.125 per share (“Common Stock”), directly from Pulse Electronics Corporation in an investment transaction at $1.50 per share, (b) the acquisition of all outstanding shares of Common Stock (other than the shares already owned by OCM PE Holdings, L.P. (“Parent”) and its affiliates) in a subsequent merger transaction (the “Merger”) at $1.50 per share, (c) the payment to all holders of restricted stock units, which will become fully vested and cancelled as of the effective time of the Merger, of $1.50 for each restricted stock unit and (d) the payment to all holders of Common Stock received in exchange for warrants exercised in accordance with their terms of $1.50 per share. As of February 28, 2015, there were 5,473,212 shares of Common Stock issued and outstanding that were not beneficially owned by Parent, 524,160 outstanding and unvested restricted stock units, and outstanding warrants to purchase 29,746 shares of Common Stock not beneficially owned by Parent and its affiliates. Because all outstanding options have an exercise price greater than $1.50, they will be cancelled in connection with the Merger for no consideration and are not included in the calculation.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001162 of the transaction valuation.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid: $3,025.93	Filing Party: As set forth above
Form or Registration No.: Schedule 13E-3 (000-16420)	Date Filed: March 6, 2015

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends and supplements, in accordance with General Instruction J to Schedule 13E-3, the Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission on March 6, 2015 by Pulse Electronics Corporation, a Pennsylvania corporation (“Pulse” or the “Company”), OCM PE Holdings, L.P., a Delaware limited partnership (“Parent”), and OCM PE Merger Sub, Inc., a Pennsylvania corporation and wholly-owned subsidiary of Parent (“Merger Sub”), as amended by Amendment No. 1 filed with the Securities and Exchange Commission on April 3, 2015 (the “Statement”). Throughout this Amendment No. 2 and the Statement, Pulse, Parent and Merger Sub are collectively referred to as the “Filing Persons.” As of February 28, 2015, Parent and other affiliates of investment funds managed by Oaktree Capital Management, L.P. (collectively, “Oaktree”) owned approximately 68.7% of the outstanding shares of common stock, par value $0.125 per share, of Pulse (“Common Stock”).

This Amendment No. 2 and the Statement relate to a proposed going private transaction (the “Transaction”) that will be effected in accordance with the provisions of an Investment Agreement and Agreement and Plan of Merger, dated February 28, 2015, by and among Pulse, Parent and Merger Sub (the “Merger Agreement”). The Merger Agreement provides for the following transactions: (a) the extension of a loan (the “Loan”) by Parent or its affiliates to the Company (or one or more of its subsidiaries) in the amount of $8.5 million within 30 days of the date of the Merger Agreement, subject to the execution of mutually acceptable definitive loan, guarantee or collateral documentation and the satisfaction of certain other specified conditions precedent; (b) at the closing, the contribution by Parent of $17.0 million in cash less the principal amount of the Loan, if any, to the Company, and the conversion of any such Loan, in exchange for such number of shares of Common Stock as shall be determined by dividing the aggregate investment amount of $17.0 million (together with accrued interest, dividends or other amounts accrued thereon) by $1.50, with the result that Parent and affiliates of investment funds managed by Oaktree will own in excess of 80% of the outstanding shares of Common Stock (collectively, the “Investment”); and (c) following the consummation of the Investment, the short-form merger of Merger Sub with and into Pulse (the “Merger”) with Pulse continuing as the surviving corporation in accordance with Section 1924(b)(1)(ii) and Section 1924(b)(3) of the Pennsylvania Business Corporation Law of 1988, as amended (“PBCL”). A copy of the Merger Agreement is attached as Annex A to the Statement.

Upon the consummation of the Merger, each share of Common Stock that is issued and outstanding immediately prior to the effective time of the Merger (other than shares held by Parent, Merger Sub or their affiliates and shares as to which the holder has properly asserted statutory dissenters rights under the PBCL) will be cancelled and converted into the right to receive cash in an amount equal to $1.50 per share, without interest. Following the Merger, the separate corporate existence of Merger Sub will cease, and Pulse will continue its corporate existence under Pennsylvania law as the surviving corporation and as a direct wholly-owned subsidiary of Parent. Pulse will terminate its reporting obligations to the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, and the Common Stock will no longer be publicly traded on the over-the-counter markets.

The information in the Statement is incorporated in this Amendment No. 2 by reference to all of the applicable items of the Statement, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 2. Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Statement.

The Statement is hereby amended and supplemented as described below.

Special Factors – Background of the Transaction

The following paragraphs are hereby added after the last paragraph under the heading “Special Factors – Background of the Transaction” beginning on page 7 of the Statement:

On March 18, 2015, Matthew Odinotski and John Solak (“Plaintiffs”), individually and on behalf of all other similarly situated shareholders, filed a putative class action and derivative complaint in the Superior Court of the State of California, County of San Diego, against Pulse, Pulse’s directors, Oaktree, Parent and Merger Sub (collectively, the “Defendants”). The complaint asserts claims for breach of fiduciary duties. The Plaintiffs seek unspecified compensatory damages, costs and expenses, including attorneys’ and experts’ fees, and injunctive relief. A few days prior to filing the lawsuit, Plaintiffs had submitted letters to the Company’s Board demanding that the Board take action to “rectify” the alleged breaches of fiduciary duties.

On April 3, 2015, the Board received another similar demand letter from A.B. Value Partners, L.P. (“A.B. Value”), which also purports to be a shareholder of Pulse. The A.B. Value letter demanded that Pulse terminate the transaction with Oaktree unless Oaktree pays a higher value, retains an independent financial advisor to analyze Pulse’s options and to explore third-party interest in acquiring or investing in Pulse, and elect two new independent members to the Board to form a special committee to pursue alternative transactions.

The Board is considering the demand letters and its response.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2015

PULSE ELECTRONICS CORPORATION

By:	/s/ Michael C. Bond
Name:	Michael C. Bond
Title:	Senior Vice President and Chief Financial Officer
OCM PE HOLDINGS, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Kenneth Liang
Name:	Kenneth Liang
Title:	Authorized Signatory

By:	/s/ Kaj Vazales
Name:	Kaj Vazales
Title:	Authorized Signatory
OCM PE MERGER SUB, INC.

By:	/s/ Kenneth Liang
Name:	Kenneth Liang
Title:	Director

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